Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated February 12, 2010

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The article attached as Exhibit A appeared at www.minyan.com. The article was not prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.

                Statements in the article attached as Exhibit A that are not attributed directly to Mr. Garcia or based on, or derived from, the Company's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in these articles only after carefully evaluating all of the information in the Company's prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

                Some of the statements in this article are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

When Peers Beat the Banks for Loans

Peer-to-peer lending is one way web-savvy consumers are meeting their credit needs without turning to the bank. Investors willing to take a risk for a return on their money are making loans to borrowers looking for better interest rates than they could get elsewhere -- if at all -- in this constricted credit environment.

Sounds like fun. As a devotee of social media, this kind of thing is right up my alley. So I decided to give it a whirl to understand just how easy and what kind of deal the no-nonsense, peer-to-peer process really offers.

Harvard Business Review called peer-to-peer lending one of the breakthrough business ideas of 2009. Jon Sviokla, vice chairman and director of innovation and research at Diamond Management and Technology Consultants in Chicago, predicts that within five years, every major bank will probably have its own P2P lending network.

Because I had already heard of it, I chose Lending Club, which promises a personal loan rate starting at a 7.89% APR for prospects with the best credit ratings. The site promises an instant decision on a loan if there's nothing quirky about your TransUnion account, such as any freezes for fraud alerts or inconsistencies in your name.

For my test drive, I went for a $20,000 loan for a home improvement project. Lending Club, which has funded around $82.7 million in loans since its inception, allows you to borrow up to $25,000, which you pay back in equal installments over three years -- or sooner, if you choose. You can apply for loans for any number of reasons, including car financings, business loans, medical expenses, wedding costs, or investing in education.

The majority of borrowers are using Lending Club to refinance credit cards at a better rate or to consolidate debt, according to Rob Garcia, senior director of product strategy.

It's not a credit source of last resort. You still need a solid FICO score of at least 660 and no more than a 25% debt-to-income ratio to move forward. In fact, Garcia tells me, only one or two of every 10 applications get approval.

Guess I'm still one of the responsible ones because Lending Club approved my full request for $20,000, but at an interest rate of 9.88%, which amounts to a 12.43% APR, with a fee of $750. Reducing my request to an $8,000 loan would bring my interest rate closer to that touted level of 7.89%. (Technically, the loan is issued by WebBank, an FDIC-insured Utah-chartered industrial bank in Salt Lake City.)

While this might be attractive to some borrowers, I elected not to move forward with the application because I have ways to raise that cash at better rates. My small JPMorgan Chase (JPM) home equity line of credit is hovering around 4% and I have some promotional checks that carry a 0% interest rate for seven months and a maximum fee of $349.

Garcia tells me there's more Lending Club cash available than there is loan demand at this moment, and 95% of approved applications get fully funded. Lenders can ask questions online, but the real identities of both borrower and lender always remain anonymous.

On any given day, featured loans appear on the Lending Club homepage. Today, there is "Project Warm Home," a borrower who is seeking $22,700 at a 12.87% rate of return. This loan request is nearly two weeks old and has been 85% funded by 232 lenders with one day and 10 hours remaining.

The borrower is a speech language pathologist looking to refinance a debt that's carrying a higher interest rate. The borrower's self-crafted loan description: "I have a very stable job and I get job offers in the mail all the time. I intend to pay off a debt that I owe to Home Depot (HD) for doors and windows that I put in my house. I'm hoping to avoid their egregious 26% interest rate."

"Get It & I Pay It" is a student trying to refinance a credit card. Lending Club has authorized $4,000 at a rate of 14.59% and 80 people have already jumped on board in the four days since the loan was posted.

Another riskier borrower approved at the interest rate of 20.53% pleas for $5,000 for dental surgery and has been 89% funded so far: "I have rare gum disese [sic] I do not have a lot of debt I must get my mouth fixed im [sic] in constant pain."

The typical Lending Club borrower is a young professional living in an urban area who's independent and Internet-savvy, Garcia says. Investors skew a little older, between ages 35 and 45, but still have that self-directed quality and a high comfort level with online transactions.

Barbara Bryn Klare, who has covered the P2P marketplace for Examiner.com in San Francisco, says it's important for borrowers to remember this is first and foremost a loan application and to take it seriously. "I frequently see pictures of people's pets on their profiles," she says. "Is this how you want to be viewed by potential investors? Protect your identity and make sure you cannot be identified by anything you say in your profile or application."

Watching these human exchanges makes me want to become an investor in someone's life, too! On Lending Club, you can start an investor account for as low as $100 and fund loans in increments of $25. Of course, if just one of those four loans defaults, it would be hard to recover. Lending Club promotes an average annualized net return of 9.65%. Garcia says the current loan default rate is around 3%.

Among the other peer-to-peer sites are Prosper, which is similar to Lending Club but has offered sub-prime loans in the past, and Kiva, a micro-lender focused on global poverty. Another site, Loanio, is in a quiet period while it undergoes the securities registration process. PertuityDirect folded a few months ago -- they were doing a mutual fund-based P2P platform.

VirginMoney and LoanBack offer a way to formalize loans between family and friends. LendingKarma is a new "friends and relatives" option. If you're a student needing a loan from someone in your existing circle, there's GreenNote.

The new People Capital sets loan rates based on a proprietary "human capital score" which weighs the impact of factors -- like your major in college -- on your future income potential.

Get an additional run-down here.